Exhibit 99.1

TERMINATION AGREEMENT

This TERMINATION AGREEMENT (the “Agreement”) is dated January 14, 2025 (the “Effective Date”), entered into by and among Lu Huang (“Investor”), MKDWELL Tech Inc., a British Virgin Islands business company (the “Issuer”), and MKDWELL (Jiaxing) Electronic Technology Ltd. (the “Borrower”), a company organized and existing under the laws of China. The Investor, the Borrower and the Issuer shall be referred to as the “Parties,” and individually as a “Party.”

WHEREAS, the Parties entered into a securities purchase agreement dated July 24, 2024 for the purchase and sale of a convertible note of RMB35,000,000 due to mature two years from its issue date dated August 12, 2024 (the “Convertible Note”), convertible into ordinary shares of the Issuer, par value, $0.0001 per share (the “Ordinary Shares”) (the “SPA”, and together with the Convertible Note, the “Investment Agreements”).

WHEREAS, due to the Investor being unable to complete the required registration with the State Administration of Foreign Exchange (SAFE) in China for the acquisition and holding of shares of the Issuer, the Parties wish to terminate the Investment Agreements and release each other Party from all other claims and liabilities.

NOW THEREFORE, in consideration of the mutual covenants and other good and valuable considerations hereinafter contained, the sufficiency of which has been acknowledged by all Parties, the Parties agree as follows:

1.	Recitals. The above recitals are incorporated into this Agreement.

2.	Repayment of the Investment Amount. The Investor and the other Parties hereby confirm and acknowledge that all funds paid by the Investor pursuant to the Investment Agreements have been duly repaid by the Borrower and/or the Company to the Investor.

3.	Release of Claims. The Investor hereby fully and forever irrevocably releases and discharges the Issuer, the Borrower and all of their respective employees, affiliates, agents or assigns from any and all claims, demands, damages, actions, causes of action or suits at law or in equity of whatever kind or nature, liabilities, verdicts, debts, judgments, liens and injuries, whatsoever known or unknown whether based upon the Investment Agreements and any other ancillary documents relating to the Investment Agreements or any other legal or equitable theory of recovery, known or unknown, past, present or future, suspected to exist or not suspected to exist, anticipated or not anticipated, which have arisen or are now arising or hereafter may arise, whether presently asserted or not, including but not limited to those relating to the Investment Agreements, and any other financing, financing related transactions and activities conducted by the Issuer, the Borrower or any of their affiliates during the term of the Investment Agreements, against the Issuer, the Borrower or any of their affiliates, or any other person. For the avoidance of doubt, the Investor hereby confirms and acknowledges that it has no rights with respect to any interest or other fees arising from the Convertible Note or the SPA or any rights to acquire shares, equity interests or other securities of the Issuer and the Borrower.

4.	Acknowledgement. Each of the Parties does hereby acknowledge that it has reviewed or caused to be reviewed this Agreement, and accepts the terms and conditions set forth herein.

5.	Confidentiality. This Agreement is made on a confidential basis and the Parties agree to keep the substance, terms and conditions hereof as well as all information obtained in connection herewith or therewith confidential and not to directly or indirectly disclose such substance, terms and conditions, or such information, to any other person or entity that is not a party to this Agreement. Notwithstanding the foregoing, the Parties shall be entitled to make reference to this Agreement as required by applicable laws or regulations and for the purpose of the Issuer’s SEC reporting obligations.

6.	Entire Agreement. This Agreement constitutes the entire agreement of the Parties. All understandings and agreements heretofore among the Parties, except as set forth herein, are null and void and of no force and effect. The Parties represent that in executing this Agreement, they have not relied upon any representation or statement not set forth herein. This Agreement may not be modified or amended in any manner except by an instrument in writing specifically stating that it is a supplement, modification or amendment to the Agreement and signed by each of the Parties hereto.

7.	Duplicate Originals; Counterparts. This Agreement may be executed in any number of duplicate originals and each duplicate original shall be deemed to be an original. This Agreement may be executed in several counterparts, each of which counterparts shall be deemed an original instrument and all of which together shall constitute a single agreement.

8.	Governing Law. This Agreement shall be governed by, interpreted, construed and enforced in accordance with the laws of the State of New York, excluding conflicts of laws principles, and all the Parties further consent to jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan for the adjudication of any dispute hereunder.

9.	Interpretation. Unless otherwise defined herein, all capitalized terms used in this Agreement shall have the meanings ascribed to them in the Investment Agreements.

10.	Notice. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by e-mail, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Issuer or the Borrower:

[REDACTED]

with an additional copy (which shall not constitute notice) to:

Sichenzia Ross Ference Carmel LLP

1185 Avenue of the Americas, 31st Floor

New York, NY 10036

Attention: Huan Lou, Esq., David Manno Esq.

Email: hlou@srfc.law, dmanno@srfc.law

(b)	if to Investor:

[REDACTED]

11.	Expenses. Except as otherwise provided in this Agreement, each Party will bear its respective fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the contemplated transactions herein, including all fees and expense of its representatives.

12.	Heading. Titles and captions contained in this Agreement are inserted only as a matter of convenience and are for reference purposes only. Such titles and captions are intended in no way to define, limit, expand, or describe the scope of this Agreement or the intent of any other provision hereof.

13.	No Sale, Transfer, Conveyance, or Assignment of Claims. The Parties represent and warrant to each other that they have not sold, transferred, conveyed, encumbered or assigned any claims or causes of action against the any other Party being released pursuant to this Agreement.

14.	Severability. In the event that any material provision of this Agreement is held invalid, the remainder of this Agreement shall remain effective and enforceable.

15.	Non-Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective estates, heirs, legatees, executors, administrators, employees, officers, directors, and other personal representatives and none of the Parties may assign any rights, obligations, or interest under this Agreement without prior written consent of the other Parties.

16.	Effectiveness. The Parties hereby mutually agree that this Agreement became effective as of the Effective Date.

17.	Special Note. Subject to the terms and conditions of this Agreement, no Party should claim any rights against the other Parties, or impose any limitation on or interfere with the ordinary course of business of the Issuer and its affiliates in any way, including but not limited to, initiating legal proceedings in domestic or foreign jurisdictions or filing complaint with competent authorities relating to the Investment Agreements, and any other financing, financing related transactions and activities conducted by the Issuer.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties hereto have executed this Termination Agreement as of the day and year first written above.

Lu Huang

By:	/s/ Lu Huang
Name:	Lu Huang

MKDWELL (Jiaxing) Electronic Technology Ltd.

By:	/s/ Ming-Chao Huang
Name:	Ming-Chao Huang
Title:	Director

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer

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